

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 14, 2011

Kevin B. Halter, Jr.
President, Chief Financial Officer, Secretary and Director
SMSA Kerrville Acquisition Corp.
2591 Dallas Parkway, Suite 102
Frisco, TX 75034

> **Re: SMSA Kerrville Acquisition Corp.**
> **Form 10-12G**
> **Filed February 15, 2011**
> **File No. 000-54275**

Dear Mr. Halter:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Pursuant to section 12(g)(1) of the Exchange Act, your registration statement will become effective by operation of law 60 days after the date filed at which time you will be required to begin filing all of the reports mandated by Section 12(g) of the Securities Exchange Act of 1934. If the review process has not been completed before that date you should consider withdrawing the registration statement to prevent it from becoming effective and re-filing it at such time as you are able to respond to any remaining issues or comments.

2. Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not exhaustive lists. If our comments are applicable to portions of the filing that we have not cited as examples, make the appropriate changes in accordance with our comments.

3. Throughout the filing, please revise your disclosure to clarify that your sole officer and director is Kevin B. Halter, Jr. For example, on page 11, the risk factor heading should read "Our officer, director and principal security holder owns approximately 95% of our outstanding shares of common stock, allowing him to exert significant influence on matters requiring approval of our shareholders."

4. Throughout the filing, please revise your references to "management" to clarify that the company has only one officer, who is also the sole director of the company.

Item 1. Description of Business, page 3

5. Please revise your disclosure in this section and throughout your registration statement, as necessary, so that it is clear which entity you are referring to, whether it is the registrant, SMS Kerrville Acquisition Corp., or your operating subsidiary, SMS EDGAR. For example, your statements on page 5 that "we are a full-service EDGARizing firm" and "we offer HTML (Hypertext Markup Language) and unofficial PDF (Portable Document Format) filing service" clearly refer to SMS EDGAR and not to the registrant, which conducts these activities through SMS EDGAR and not directly. In your revised disclosure, please make sure that your description of the business covers both the registrant and operating company. For example, you should clarify whether each of the registrant and SMS EDGAR has any employees and whether either of the registrant or SMS EDGAR hold intellectual property.

6. Your reference to Senior Management Services of Shreveport, LLC on pages 3 and 4 appears to be in error, as you disclose in several places throughout the registrant statement that the predecessor company of the registrant was Senior Management Services of Kerrville, LLC. Please revise this discrepancy or advise.

7. You note on page 4 that HFG took equity interests in each of the 23 SMS Companies. Please expand your disclosure to explain whether and, if so, how, the 22 SMS Companies other than Senior Management Services of Kerrville, LLC relate to the registrant, SMSA Kerrville Acquisition Corp. In addition, please discuss the status of these other SMS Companies and whether HFG or HFI continue to hold equity interests in them.

8. Please tell us whether Halter Financial Investments L.P., still owns the Plan Shares it received from HFG on September 15, 2010 and, if so, the number of shares it owns in the registrant and the percentage of outstanding common shares in the registrant this currently represents. We may have further comments based on your response.

9. You disclose on page 9 that you provide EDGARization services to a small number of customers which will account for a large portion of your revenues for the foreseeable future. You disclose on page 12, however, that your revenues from inception to the end of the fiscal year were $0. Please expand your disclosure to disclose the number of customers you have and your typical fee structures for your customers. Further, please

reconcile your disclosure that you have no employees and no revenues with your obligation to consummate a business combination with an operating business.

10. Please expand your disclosure to discuss who will engage in the marketing activities described. To the extent that you intend to engage a third party to market your company, please describe such plans and the timetable for implementing such plans.

11. We note that the website for STC EDGAR, www.stcedgar.com, indicates that STC EDGAR is a subsidiary of Securities Transfer Corporation (STC) and provides a hyperlink to STC's website. In addition, the address for the registrant, 2591Dallas Parkway, Suite 102, Frisco, Texas, 75034, is the same address for STC. As your registration statement discloses that STC EDGAR is a subsidiary of the registrant rather than STC, and that STC, which also offers EDGARization services, is a direct competitor of the registrant, please explain this discrepancy.

Item 1A. Risk Factors, page 9

"Our officer and director are engaged in other activities…," page 10

12. You disclose that your officer and director engages in other businesses. Please expand your disclosure to name each of these businesses. In addition, for each business, please disclose the title of the position that your officer holds and the number of hours a week which your sole officer and director has committed.

13. Please expand your disclosure to include a discussion of potential conflicts of interest that may arise as a result of Mr. Halter's involvement with STC, particularly the fact that STC provides EDGARization services and will compete directly with the registrant for business, and the possibility of conflicting personal pecuniary interests that may arise as a result of Mr. Halter's currently contemplated and future loans to the company.

Item 2. Financial Information, page 11

For the twelve month period ended December 31, 2010, page 12

14. Your reference to the "twelve month period ended December 31, 2010" is inconsistent with the financial statements. Please revise your disclosure here and elsewhere in the filing to refer to the date of inception through December 31, 2010.

Our Plan of Operations for the Next Twelve Months, page 14

15. Please expand your disclosure to clarify whether the additional $50,000 you will need to continue operating at your current rate is in addition to the $25,000 Mr. Halter has agreed to lend to you.

Item 5. Directors, Executive Officers, Promoters and Control Persons, page 14

16. Please provide disclosure required pursuant to Item 401(e) of Regulation S-K that briefly discusses the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. Halter should serve as a director of the company in light of the company's business and structure.

17. Please provide disclosure required pursuant to Item 401(f) of Regulation S-K with respect to the Order issued by the Commission on March 3, 2011 in the matter of STC and Mr. Halter.

Item 8. Description of Securities, page 18

18. You disclose that your authorized capital stock consists of 10,000,000 shares of $.001 par value preferred stock. According to Article III of your corporate charter, however, only 10,000 shares of preferred stock are authorized. Please revise your disclosure to reflect the terms of your corporate charter.

Item 9. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters, page 18

19. Based on your filing date of February 15, 2011, please revise your disclosure to clarify when the company's reporting obligations will commence.

20. Please note that the SEC's Public Reference Room is no longer located at 450 Fifth Street NW. Please revise your disclosure accordingly.

Item 14. Financial Statements and Exhibits, page 21

Note B – Reorganization Under Chapter 11 of the U.S. Bankruptcy Code, page F-7

21. With respect to your conclusion that fresh start accounting was appropriate, please clarify in your filing what percentage of the voting shares of the emerging entity were received by the shareholders before the bankruptcy filing.

Note C – Preparation of Financial Statements, page F-10

22. Please tell us and revise your financial statements to clarify how you determined that STC Edgar, Inc. is the accounting acquirer for financial statement purposes. Further, please disclose the instruments exchanged in conjunction with this transaction.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tabatha Akins (202) 551-3658 or Joel Parker at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Karen Ubell at (202) 551-3873, Dan Greenspan at (202) 551-3623 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director